Exhibit 99.4

December 8, 2025

Almonty Industries Inc.

Dear Sirs:

Almonty Industries Inc.

United States supplement on Form SUPPL Dated December 8, 2025 (the “Supplement”), to the registration statement on Form F-10 (Registration No. 333-291009)

Reference is made to the Supplement filed by Almonty Industries Inc. with the U.S. Securities and Exchange Commission on December 8, 2025.

We hereby consent to the references to our firm name in the Supplement under the headings “Legal Matters” and “Documents Filed as Part of the Registration Statement.” In giving such consent, we do not acknowledge that we come within the category of persons whose consent is required by the U.S. Securities Act of 1933, as amended, or the rules and regulations thereunder.

Yours truly,

/s/ Norton Rose Fulbright US LLP
NORTON ROSE FULBRIGHT US LLP

Norton Rose Fulbright US LLP is a limited liability partnership established registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

-1-